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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.    Name of issuer or person filing ("Filer"): TELESP CELULAR PARTICIPACOES
      S.A.

B.    This is (check one)

               [X]   An original filing for the Filer
               [ ]   An amended filing for the Filer

C.    Identify the filing in conjunction with which this Form is being filed:

         Name of registrant:            Telesp Celular Participacoes S.A
         Form type:                     Form CB
         File Number (if known):
         Filed by:                      Telesp Celular Participacoes S.A.
         Date to be Filed:              Filed concurrently with this Form F-X

D. The Filer is incorporated or organized under the laws of the Federative Republic of Brazil and has its principal place of business at Av. Roque Petroni Junior, 1,464 - Morumbi, 04707-000 Sao Paulo, SP, Brazil,
      Telephone: 011-55-11-5105-1207.

E. The Filer designates and appoints CT Corporation System ("Agent") located at 111 Eighth Avene, New York, New York 10011, Telephone: (212) 894-8400, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

      (a) any investigation or administrative proceeding conducted by the Commission; and

      (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on November 10, 2004 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as
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            aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when the requested to do so by the Commission staff, information relating to the Form CB described in Item C. of this Form; the securities to which such Form CB relates; and the transactions in such securities.
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The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sao Paulo, Federative Republic of Brazil this 10th day of November, 2004.


                                  TELESP CELULAR PARTICIPACOES S.A.


                                  By:      /s/ Francisco Jose Azevedo Padinha
                                           -------------------------------------
                                  Name:    Francisco Jose Azevedo Padinha
                                  Title:   Chief Executive Officer

                                  By:      /s/ Paulo Cesar Pereira Teixeira
                                           -------------------------------------
                                  Name:    Paulo Cesar Pereira Teixeira
                                  Title:   Executive Vice President for Finance,
                                           Planning and Control and Investor
                                           Relations Officer

This statement has been signed by the following person in the capacity and on the date indicated.

                                  CT CORPORATION SYSTEM

                                  By:         /s/ Michael J. Mitchell
                                       -----------------------------------------
                                       Name:     Michael J. Mitchell
                                       Title:    Assistant Secretary

                                  Date:  November 10, 2004